

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2024

Dezhi Liu
Chief Executive Officer
Oriental Rise Holdings Limited
No. 48 Xianyu Road
Shuangcheng Town, Zherong County
Ningde City, Fujian Province
People's Republic of China

      Re: Oriental Rise Holdings Limited
           Post-Effective Amendment No. 1 to
           Registration Statement on Form F-1
           Filed May 13, 2024
           File No. 333-274976

Dear Dezhi Liu:

      We have reviewed your post-effective amendment and have the following comments.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form F-1

Cover Page

1.   We note your disclosure that you "intend to list the Ordinary Shares on the Nasdaq Capital Market under the symbol "ORIS." Please revise to disclose whether you have filed a listing application with Nasdaq.

2.   We note your disclosure that on January 24, 2024, you received a filing notice from the CSRC in relation to the offering, which indicated that you completed the required filing application procedures for this offering. Please confirm in writing that you will notify us promptly of any changes to your disclosure regarding or requested by the CSRC. Please also confirm that you will file any required additional materials with the CSRC should this post-effective amendment trigger any additional filing procedures with the CSRC.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Sherman at 202-551-3640 or Li Xiao at 202-551-4391 if you have questions regarding comments on the financial statements and related matters. Please contact Juan Grana at 202-551-6034 or Lauren Nguyen at 202-551-3642 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services

cc: Joe Laxague, Esq.